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                              January 18, 2023

       Joseph La Rosa
       Chief Executive Officer
       La Rosa Holdings Corp.
       1420 Celebration Blvd.
       2nd Floor
       Celebration, FL 34747

                                                        Re: La Rosa Holdings
Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed January 6,
2023
                                                            File No. 333-264372

       Dear Joseph La Rosa:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-1

       Exhibits

   1. We note the statement in the legal opinion, filed as exhibit 5.1, that counsel expresses "no opinion herein as to
the laws of any state or jurisdiction other than the federal laws of the
                                                        United States of
America, and, with respect to our opinion relating to the enforceability of the Warrants, the
Option Warrants and the Representative   s Warrants, the laws of the
                                                        State of New York."
Please revise to reflect that counsel is not carving out the laws of
                                                        Nevada in opining on
the legality of the common stock and units. For guidance, see section II.B.3.b in
Staff Legal Bulletin No. 19 (CF), dated October 14, 2011.
 Joseph La Rosa
La Rosa Holdings Corp.
January 18, 2023
Page 2

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameJoseph La Rosa
                                                         Division of
Corporation Finance
Comapany NameLa Rosa Holdings Corp.
                                                         Office of Real Estate
& Construction
January 18, 2023 Page 2
cc:       Ross David Carmel, Esq.
FirstName LastName